                                  SCHEDULE 13D

                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                             Broadview Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   111382107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Dean Bachelor
                             14069 Greenway Avenue
                              Prior Lake, MN 55372
                                  952-496-2500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    12/18/98
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 111382107                   13D                      PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Kathy L. Bachelor "Kathy", Dean D. Bachelor "Dean"
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Kathy, United States of America; Dean, United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    107,554
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    107,554
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Kathy and Dean, a married couple, jointly beneficially own 107,554 shares of Common Stock par value $0.01 per share of the issuer "Common Stock"
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Kathy and Dean, a married couple, jointly beneficially own 107,554 shares of Common Stock which constitute approximately 7.7% of the outstanding shares of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     Kathy -- in; Dean -- in
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------
         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Broadview Media, Inc., (f/k/a Northwest Teleproductions, Inc.), a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 4455 West 77th Street, Minneapolis, MN 55435.

Item 2.  Identity and Background.
         -----------------------
         (a) and (f). This Schedule 13D is filed by each of Kathy and Dean, each an individual and a citizen of the United States of America.
         (b) The residence address of Kathy and Dean is: 14069 Greenway Avenue, Prior Lake, MN 55372
         (c) Kathy is a homemaker and Dean is managing partner of Platinum Group, 9855 West 78th Street, Eden Prairie, MN 55344.
         (d) and (e) During the last five years, neither Kathy nor Dean (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
         Kathy purchased 15,000 shares through a broker in an amount of $7,633.75. Kathy purchased 92,554 shares through a private party in an amount of $43,500.38.

Item 4.  Purpose of Transaction.
         ----------------------
         Kathy and Dean Bachelor, a married couple, intend to hold such securities for investment purposes.

         Neither Kathy nor Dean have any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Market conditions permitting, Kathy and Dean may acquire additional securities of the issuer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
         (a) Kathy and Dean, a married couple, jointly beneficially own 107,554 shares of Common stock, which number of shares constitute approximately 7.7% of the total outstanding shares of Common Stock.
         (b) Kathy and Dean, a married couple, jointly have the sole power to direct the vote and disposition of the 107,554 shares of Common Stock.
         (c) Not applicable.
         (d) Not applicable.
         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ---------------------------------------------------------------------
         None.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------
         Exhibit 1:  Agreement between Kathy and Dean Regarding joint Filing.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   7/3/03

                                         /s/ Kathy L. Bachelor
                                         ---------------------------------------
                                         Kathy L. Bachelor




                                         /s/ Dean D. Bachelor
                                         ---------------------------------------
                                         Dean D. Bachelor









                                  Page 4 of 4